

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2020

Christopher Richards
Chief Financial Officer
SILVER BULL RESOURCES, INC.
777 Dunsmuir Street
Suite 1610
Vancouver, British Columbia V7Y 1K4

> **Re: SILVER BULL RESOURCES, INC.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 23, 2020**
> **File No. 001-33125**

Dear Mr. Richards:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brian Boonstra